VIA EDGAR

September 10, 2021

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

(File Nos. 333-249652; 811-23611)

Dear Mr. Orlic:

This letter summarizes the comment provided by David Orlic of the staff of the Securities and Exchange Commission (the “SEC”) by telephone on August 5, 2021, regarding the Trust’s registration statement filed on Form N-1A on behalf of the Easterly Snow Long/Short Opportunity Fund and Easterly Snow Small Cap Value Fund (each a “Fund” and, together, the “Funds”).

1.	Comment: With regard to footnote 2 to the Fee Table for each Fund, please update the disclosure from “closing date” to “effective date.”

Response: The Trust will revise the language of the footnote accordingly.

2.	Comment: The Staff noted that each Fund’s strategy indicates that it may invest in underlying investment companies and exchange-traded funds. Please confirm supplementally whether each Fund will include an acquired fund fees and expenses line item in its Fee Table.

Response: With regard to the Easterly Snow Long/Short Opportunity Fund, the Trust confirms that estimated acquiring fund fees and expenses for the current fiscal year will be reflected in the Fund’s Fee Table. With regard to the Easterly Snow Small Cap Value Fund, the Trust confirms that the estimated acquiring fund fees and expenses for the current fiscal year do not exceed 0.01% of the Fund’s average net assets and, therefore, the Fund is not required to include a line item for acquired fund fees and expenses in the Fee Table pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

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We hope that this response adequately addresses your comment. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact Matthew DiClemente at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick

Assistant Secretary of the Trust

Cc: Matthew R. DiClemente, Esq.